TIPSY GODS, LLC.

Unaudited Financial Statements For The Years Ended December 31, 2019 and 2018

March 20, 2020

TIPSY GODS, LLC.
BALANCE SHEET
DECEMBER 31, 2019 & 2018

_____

ASSETS

CURRENT ASSETS	2019	2018
Cash	$ 3,000	$ 3,000
	-	
TOTAL CURRENT ASSETS	3,000	3,000
TOTAL ASSETS	$ 3,000	$ 3,000

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY		
Owner's Investment	3,000	3,000
TOTAL SHAREHOLDERS' EQUITY	3,000	3,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,000	$ 3,000

Unaudited- See accompanying notes.

1

TIPSY GODS, LLC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

_____

	2019	2018
Operating Income		
Sales	$ -	$ -
Cost of Sales	-	-
Gross Profit	-	-
Operating Expense		
Advertising	-	-
Travel	-	-
Legal and Professional Services	-	-
Development costs	-	-
Net Loss from Operations		
Net Loss Before Provision for Income Tax		
Provision for Income Taxes	-	-
Net Loss	$	$

Unaudited- See accompanying notes.

2

TIPSY GODS, LLC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

_____

	2019	2018
Cash Flows From Operating Activities		
Net Loss For The Period	$ -	$ -
Change in Development costs	-	-
Net Cash Flows From Operating Activities	-	-
Cash Flows From Investing Activities		
	-	-
Net Cash Flows From Investing Activities	-	-
Cash Flows From Financing Activities		
Owner's capital contribution	-	3,000
Net Cash Flows From Financing Activities	-	3,000
Cash at Beginning of Period	3,000	-
Net Increase In Cash	-	-
Cash at End of Period	$ 3,000	$ 3,000

Unaudited- See accompanying notes.

3

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Tipsy Gods, LLC. ("the Company") is a corporation formed in 2018 under the laws of the State of Texas. The address of the business is 10601 Clarence Dr Ste 250, Frisco, TX. The Company is in a pre-revenue state and intends to be in the business of preparing and serving alcoholic beverages and providing food services to patrons.

The Company is planning to conduct an equity crowdfund offering during 2020 or (other method) for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering, economic conditions (see subsequent events) or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consist of amounts billed to customers for completed services, such as business catering services, for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Inventory

The Company's inventory includes raw materials, supplies, and other items that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $5,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value. As of December 31, 2019 the Company did not have any property or equipment.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Development Costs

The Company has capitalized some expenses that were incurred during the startup page. Company will expense these expenses upon commencement of operations.

NOTE C EQUITY

In 2019 and 2018, the Company has received cash injection from the owner of $3,000 respectively.

NOTE D - RELATED PARTY TRANSACTIONS

$3,000 was loaned to Tipsy Gods with an interest rate of 0.00%, with the intent to pay the $3,000 debt back to Adryan Brown once the business has become profitable.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 20, 2020, the date that the financial statements were available to be issued. On March 20, 2020, most of the local authorities in the United States issued various guidance advising the population to limit unnecessary travel and patronage of bars and restaurants due to Coronavirus. A significant number of bars and restaurants are closed, or operating in a limited capacity at the time of preparation of these financial statements.